UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                        (AMENDMENT NO. 6 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934

                                BRITESMILE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   461909 20 2
                                 (CUSIP Number)

                              CRAIGH LEONARD, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK  10022
                                 (212) 207-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 8, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box |_|.

                                  Schedule 13D

CUSIP No. 461909 20 2

(1)   Name of Reporting Person
      .........................................   LCO INVESTMENTS LIMITED
      S.S. or I.R.S. Identification No. of
      Above Person
      .........................................

(2)   Check the Appropriate Box If a
      Member of a Group                           a.  |X|
      (see instructions)                          b.  |_|

(3)   SEC Use Only ............................

(4)   Source of Funds (see instructions).......   WC
                                                  OO

(5)   Check Box If Disclosure of Legal
      Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) ......................   |_|

(6)   Citizenship or Place of
      Organization ............................   GUERNSEY, CHANNEL ISLANDS

Number of Shares Beneficially Owned By Each
Reporting Person With:

(7)   Sole Voting Power .......................   12,982,883 (which includes
                                                  1,173,334 shares subject to
                                                  purchase within 60 days upon
                                                  the exercise of certain
                                                  options)

(8)   Shared Voting Power .....................   None

(9)   Sole Dispositive Power ..................   12,982,883 (which includes
                                                  1,173,334 shares subject to
                                                  purchase within 60 days upon
                                                  the exercise of certain
                                                  options)

(10)  Shared Dispositive Power ................   None

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person ................   12,982,883 (which includes
                                                  1,173,334 shares subject to
                                                  purchase within 60 days upon
                                                  the exercise of certain
                                                  options)

(12)  Check Box If the Aggregate Amount in
      Row (11) Excludes Certain Shares (see
      instructions) ...........................   |_|

(13)  Percent of Class Represented By
      Amount in Row (11) ......................   71.4%

(14)  Type of Reporting Person (see
      instructions)............................   CO

CUSIP No. 461909 20 2

(1)   Name of Reporting Person
      .........................................   THE ERSE TRUST
      S.S. or I.R.S. Identification No. of
      Above Person
      .........................................

(2)   Check the Appropriate Box If a
      Member of a Group                           a.  |X|
      (see instructions)                          b.  |_|

(3)   SEC Use Only ............................

(4)   Source of Funds (see instructions).......   Not Applicable

(5)   Check Box If Disclosure of Legal
      Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) ......................   |_|

(6)   Citizenship or Place of
      Organization ............................   GUERNSEY, CHANNEL ISLANDS

Number of Shares Beneficially Owned By Each
Reporting Person With:

(7)   Sole Voting Power .......................   None

(8)   Shared Voting Power .....................   None

(9)   Sole Dispositive Power ..................   None

(10)  Shared Dispositive Power ................   None

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person ................   12,982,883 (which includes
                                                  1,173,334 shares subject to
                                                  purchase within 60 days upon
                                                  the exercise of certain
                                                  options)

(12)  Check Box If the Aggregate Amount in
      Row (11) Excludes Certain Shares (see
      instructions) ...........................   |_|

(13)  Percent of Class Represented By
      Amount in Row (11) ......................   71.4%

(14)  Type of Reporting Person (see
      instructions)............................   OO (Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

CUSIP No. 461909 20 2

(1)   Name of Reporting Person
      .........................................   CAP ADVISERS LIMITED
      S.S. or I.R.S. Identification No. of
      Above Person
      .........................................

(2)   Check the Appropriate Box If a
      Member of a Group                           a.  |X|
      (see instructions)                          b.  |_|

(3)   SEC Use Only ............................

(4)   Source of Funds (see instructions).......   Not Applicable

(5)   Check Box If Disclosure of Legal
      Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) ......................   |_|

(6)   Citizenship or Place of
      Organization ............................   UNITED KINGDOM

Number of Shares Beneficially Owned By Each
Reporting Person With:

(7)   Sole Voting Power .......................   None

(8)   Shared Voting Power .....................   None

(9)   Sole Dispositive Power ..................   None

(10)  Shared Dispositive Power ................   None

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person ................   12,982,883 (which includes
                                                  1,173,334 shares subject to
                                                  purchase within 60 days upon
                                                  the exercise of certain
                                                  options)

(12)  Check Box If the Aggregate Amount in
      Row (11) Excludes Certain Shares (see
      instructions) ...........................   |_|

(13)  Percent of Class Represented By
      Amount in Row (11) ......................   71.4%

(14)  Type of Reporting Person (see
      instructions)............................   CO

The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

CUSIP No. 461909 20 2

(1)   Name of Reporting Person
      .........................................   ANTHOINY M. PILARO
      S.S. or I.R.S. Identification No. of
      Above Person
      .........................................

(2)   Check the Appropriate Box If a
      Member of a Group                           a.  |X|
      (see instructions)                          b.  |_|

(3)   SEC Use Only ............................

(4)   Source of Funds (see instructions).......   Not Applicable

(5)   Check Box If Disclosure of Legal
      Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) ......................   |_|

(6)   Citizenship or Place of
      Organization ............................   IRELAND

Number of Shares Beneficially Owned By Each
Reporting Person With:

(7)   Sole Voting Power .......................   None

(8)   Shared Voting Power .....................   None

(9)   Sole Dispositive Power ..................   None

(10)  Shared Dispositive Power ................   None

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person ................   12,982,883 (which includes
                                                  1,173,334 shares subject to
                                                  purchase within 60 days upon
                                                  the exercise of certain
                                                  options)

(12)  Check Box If the Aggregate Amount in
      Row (11) Excludes Certain Shares (see
      instructions) ...........................   |_|

(13)  Percent of Class Represented By
      Amount in Row (11) ......................   71.4%

(14)  Type of Reporting Person (see
      instructions)............................   IN

The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                          BRITESMILE, INC. SCHEDULE 13D
                                 AMENDMENT NO. 6

NOTE: This Amendment No. 6 amends a Statement on Schedule 13D filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997 and by an Amendment No. 5, filed on May 11, 1998. This Amendment No. 6 is filed on behalf of LCO Investments Limited ("LCO Investments"), The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

            This Amendment No. 6 is being filed to reflect the acquisition by LCO Investments of 9,302,326 shares of common stock, par value $0.001 per share of BriteSmile, Inc. ("Common Stock") on December 8, 1998. There has been no change in the information set forth in response to Item 2 of the Schedule 13D. Accordingly, that Item is omitted from this Amendment No. 6.

            The inclusion of The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.


Item 1.     Security and Issuer.

            This Statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of BriteSmile, Inc., formerly known as Ion Laser Technology, Inc. (the "Company") which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of Utah with principal executive offices at 200 Diplomat Drive, Suite 204, Lester, Pennsylvania 19113.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is amended to add the following:

            LCO Investments purchased 9,302,326 shares of Common Stock on December 8, 1998 for $10,000,000. LCO Investments borrowed $7,000,000 of the purchase price for these shares from CAP America Trust.

Item 4.     Purpose of Transaction.

            The second sentence of the last paragraph of Item 4 is amended to read as follows:

            By having the right to nominate candidates for election to the Company's Board of Directors, and through its ownership of approximately 69% of the Company's outstanding Common Stock, LCO Investments may have the power to control the management, strategies and conduct of the business and affairs of the Company and has the power to cast more than a majority of the votes that may be cast by all holders of the Company's Common Stock in any vote for the election of directors or other matters.


Item 5.     Interest in Securities of the Issuer.

            The first sentence of Item 5(a) is replaced in its entirety by the following:

            (a) As of the date hereof, LCO Investments directly holds and beneficially owns 12,982,883 shares of Common Stock, which constitutes 71.4% of the 18,172,933 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof. (The number of shares stated to be beneficially owned by LCO Investments and the number of shares stated to be outstanding includes 1,173,334 subject to purchase within 60 days upon the exercise by LCO Investments of certain options.)

            Each reference in Item 5(b) to the number "3,680,557" is replaced by the number "12,982,883".

            Item 5(c) is amended to add the following paragraph:

            On December 8, 1998 LCO Investments acquired 9,302,326 shares of Common Stock for an aggregate purchase price of $10,000,000 or approximately $1.075 per share. These shares of Common Stock were acquired from the Company pursuant to an agreement dated December 7, 1998 between the Company and LCO Investments (the "December 7, 1998 Purchase Agreement").

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 is amended to add the following paragraph:

            Pursuant to certain Units Agreements, LCO Investments has granted carried interests to certain persons in the 3,680,557 shares of Common Stock owned by it on May 5, 1998 (including the 1,173,334 shares subject to purchase upon the exercise of certain options). The Units Agreements entitle the respective Units Holders to a portion of 20% of the appreciation of such shares above $4.75 per share. The persons who are parties to Units Agreements with LCO Investments are David Bruhin, The Lester Trust, Linda Oubre, Michael Yong, Richard Trefz, The Warner Family Charitable Trust and John Warner.

Item 7.     Material to be Filed as Exhibits.

            Exhibit U, which appears on page 14 of this Amendment No. 6 is a Loan Agreement between CAP America Trust and LCO Investments referred to in Item 3.

            Exhibit V, which appears on page 16 of this Amendment No. 6 is the December 7, 1998 Purchase Agreement described in Item 5 hereof.

            Exhibit W, which appears on page 31 of this Amendment No. 6 is the Joint Filing Agreement among LCO Investments Limited, the ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro, dated December 10, 1998.

            Exhibit X, which appears on page 32 of this Amendment No. 6, is the form of Units Agreements between LCO Investments Limited and David Bruhin, The Lester Trust, Linda Oubre, Michael Yong, Richard Trefz, The Warner Family Charitable Trust and John Warner.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 15, 1998

                                           LCO INVESTMENTS LIMITED

                                           By /s/ Craigh Leonard
                                              ----------------------------------
                                              Craigh Leonard, Attorney-in-Fact


                                           THE ERSE TRUST

                                           By /s/ Craigh Leonard
                                              ----------------------------------
                                              Craigh Leonard, Attorney-in-Fact


                                           CAP ADVISERS LIMITED

                                           By /s/ Craigh Leonard
                                              ----------------------------------
                                              Craigh Leonard, Attorney-in-Fact


                                           /s/ Craigh Leonard
                                           ----------------------------------
                                           Anthony M. Pilaro, by Craigh Leonard,
                                             Attorney-in-Fact

                                                                       Exhibit U

                             LCO INVESTMENTS LIMITED

                                 PROMISSORY NOTE

$7,000,000 (U.S.)                                             December 8th, 1998

      LCO Investments Limited a company organized under the laws of Guernsey, Channel Islands (The "Borrower"), for value received, hereby unconditionally promises to pay to the order of The CAP America Trust, a trust created under the laws of Guernsey, Channel Islands (the "Lender"), the principal sum of SEVEN MILLION DOLLARS ($7,000,000) on December 31st 2001.

      Interest shall accrue on the unpaid balance of this Note from the date hereof at 5.35% per annum. Interest shall be payable semi-annually in March and September of each year, commencing March 31, 1999.

      Both the principal hereof and interest hereon are payable in legal tender of the United States at the Lender's office in Guernsey.

      1. Optional Prepayments. The Borrower may at any time, and from time to time, prepay all or any portion of the principal of this Note remaining unpaid, without penalty or premium by payment of the principal amount of this Note, or portion thereof to be prepaid, and accrued interest thereon through the date of prepayment, whereupon the interest on the amount of principal so prepaid shall cease to accrue.

      2. Transferability. This Note shall only be transferred by surrender of the Note to the Borrower. Upon such surrender, the Lender or a subsequent holder shall make a notation hereon of the amount of any payments and prepayments of principal previously made hereon and the date to which any interest hereon has been paid and will promptly notify the Borrower of the name and address of the transferee or assignee. Upon presentment of the Note for registration of transfer duly endorsed, or accompanied by a written instrument of transfer duly executed by the registered holder thereof or his attorney duly authorized in writing, the Borrower, at its expense, shall (i) execute and deliver, in exchange for the Note, a new promissory note in an aggregate principal amount equal to the unpaid principal amount of the Note, under the same terms and conditions as the note, dated so that there will be no loss of interest on the Note, and otherwise of like tenor, and (ii) register such transfer or exchange on a note register maintained by it.

      3. Events of Default. If any of the following events of default shall occur (the "Events of Default"):

      (a) the Borrower fails to pay any portion of the interest or principal on this Note when due and such failure continues for a period of five days after written notice of such failure by the Lender to the Borrower, or

      (b) the Borrower shall commence any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief or debtors, seeking to have any order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to its debts, or (ii) seeking appointment of a receiver, custodian, trustee or other similar official for it or for all or any substantial part of its assets; or there shall be commenced against the Borrower any case, proceeding or other action which results in the entry or an order for relief or any such adjudication or appointment or remains undismissed, undischarged or unbonded for a period of 30 days.

then, or any time thereafter during the continuance of any of the foregoing Events of Default, the entire unpaid balance of this note then outstanding, together with accrued interest thereon, shall at the option of the Lender in the case of an Event of Default described in subparagraph (a) and automatically in the case of an Event of Default described in subparagraph (b), be and become due and payable.

      4. Waiver. The parties hereto waive presentment for payment, notice of non-payment, demand, protest, notice of protest, notice of dishonor and diligence in enforcing payment.

      5. Governing Law. This Note and all The transactions hereunder shall be governed by, and interpreted and enforced in accordance with, the laws of Guernsey, Channel Islands.

      6. Headings. The headings of the sections of this Note are inserted for convenience only and shall not be deemed to constitute a part hereof.

      7. No Waiver. No course of dealing between the Borrower and the Lender or any delay on the part of the Borrower or the Lender in exercising any rights hereunder shall operate as a waiver of any rights of the Borrower or the Lender, except to the extent expressly waived in writing by the Borrower or the Lender.

      IN WITNESS WHEREOF, the Borrower has caused this Note to be executed and delivered on its behalf by its duly authorized officer as of the day and year first above written.


                                                 LCO INVESTMENTS LIMITED


                                                 By /s/ Michael C.M. Yong
                                                    ------------------------
                                                 Name:  Michael C.M. Yong
                                                 Title: Director

                                                 Date:  December 8th 1998

                                                                       Exhibit V

THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE, AND WILL BE OFFERED AND SOLD BY THE COMPANY IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF FEDERAL AND STATE LAW BY VIRTUE OF THE COMPANY'S INTENDED COMPLIANCE WITH THE PROVISIONS OF
SECTION 4(2) AND/OR REGULATION S PROMULGATED UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY REGULATORY AUTHORITY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            STOCK PURCHASE AGREEMENT

BriteSmile, Inc.                                                December 7, 1998
Airport Business Center
200 Diplomat Drive, Bay 204
Lester, PA 19113
Attn: Richard V. Trefz, President

Gentlemen:

      In connection with the offer and proposed issuance (the "Offering") of $10,000,000 in Common Stock of BriteSmile, Inc., a Utah corporation ("BriteSmile" or the "Company"), in reliance on exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the "Act"), LCO Investments Limited ("Purchaser") and the Company hereby agree as follows:

      1. Purchase of Securities. Subject to the terms and conditions of this Agreement, Purchaser hereby agrees to acquire, and the Company agrees to issue and sell, Nine Million Three Hundred Two Thousand Three Hundred Twenty-six (9,302,326) shares of the Company's Common Stock, par value $.001 per share (the "Common Stock"). The shares of Common Stock acquired by Purchaser hereunder shall be referred to in this Agreement as the "Shares." The total purchase price (the "Purchase Price") for the Shares shall be Ten Million Dollars ($10,000,000), the Purchase Price per Share being the higher of the Company's book value per share and the average closing sale price per share of the Common Stock on the American Stock Exchange ("AMEX") during the period of fifteen (15) trading days immediately preceding the date hereof. The Purchaser shall pay the Purchase Price in full at Closing, as hereinafter defined, via wire transfer to an account of the Company identified by the Purchaser and under the control of persons designated by or acceptable to the Purchaser on or before the Closing Date. Wire instructions shall be provided prior to the Closing.

      2. Delivery of Share Certificates. At the Closing, the Company shall deliver to Purchaser certificates representing the Shares, which shall be fully paid and nonassessable upon issuance.

      3. Registration Rights and Exchange Filings. The Shares shall be subject to certain registration rights, as provided in that certain Registration Rights Agreement, dated as of May 5, 1998 (the "Registration Rights Agreement"), between Purchaser and the Company and by this reference made a part hereof. The Registration Rights Agreement shall be amended prior to the Closing to include the Shares as registrable securities under Sections 1 and 2 thereof. (Such Registration Rights Agreement, as amended, together with this Agreement, constitute the "Transaction Documents"). In addition, BriteSmile has made or shall make appropriate filings under the rules of AMEX in order that the Shares will be authorized for listing on AMEX, subject to notice of issuance.

      4. Closing. Payment of the Purchase Price by the Purchaser and delivery of the Shares by BriteSmile shall be deemed to be the completion of the transactions contemplated by this Agreement ("Closing"). Closing shall occur concurrently with the execution of this Agreement, or such later date as the Shares shall have been authorized for listing on AMEX, subject to notice of issuance, or on such later date as the parties may hereafter agree in writing (the "Closing Date").

      5. Use and Disposition of Proceeds. The gross proceeds of this transaction will be Ten Million Dollars ($10,000,000). The Company agrees to use the proceeds in a manner consistent with the Business Plan of the Company, as delivered to Purchaser on November 15, 1998, as shall be determined or directed by its Board of Directors or as shall be determined or directed pursuant to authority delegated by such Board.

      6. Representations and Warranties of Purchaser. To induce the Company's acceptance of this Agreement, Purchaser hereby represents and warrants to the Company and its agents and attorneys as follows:

            6.1 Investor Status. Purchaser is an "accredited investor" within the meaning of Section 501(a) of Regulation D under the Act or is not a "U.S. Person" as that term is defined under Rule 902(o)(1) of Regulation S under the Act.

            6.2 Liquidity. Purchaser presently has sufficient liquid assets to pay the Purchase Price. Purchaser has adequate means of providing for its current needs and contingencies and has no need for liquidity in its investment in the Company or for a source of income from the Company. Purchaser is capable of bearing the economic risk and the burden of the investment contemplated by this Agreement, including, but not limited to, the possibility of the complete loss of the value of the Shares and the limited transferability of the Shares, which may make the liquidation of the Shares impossible in the near future.

            6.3 Organization, Standing, Authorization. Purchaser is duly organized, validly existing, and in good standing under the laws of the Guernsey, Channel Islands and has the requisite power and authority to enter into this Agreement, acquire the Shares, and execute and deliver any documents or instruments in connection with this Agreement. The execution and delivery of this Agreement, and all other documents and instruments executed by Purchaser in connection with any of the transactions contemplated by this Agreement, have been duly authorized by all required action of Purchaser's members or managers. The person executing, on Purchaser's behalf, this Agreement and any other documents or instruments executed by Purchaser in connection with this Agreement is duly authorized to do so.

            6.4 Absence of Conflicts. Purchaser represents and warrants that the execution and delivery of this Agreement and any other document or instrument executed in connection with this Agreement, and the consummation of the transactions contemplated thereby, and compliance with the requirements thereof, will not violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on Purchaser, or the provision of any indenture, instrument or agreement to which Purchaser is a party or is subject, or by which Purchaser or any of its properties is bound, or conflict with or constitute a material default thereunder, or result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or constitute a breach of any fiduciary duty owed by such Purchaser to any third party, or require the approval of any third-party pursuant to any material contract, agreement, instrument, relationship or legal obligation to which Purchaser are subject or to which any of their properties, operations or management may be subject.

      7. Sole Party in Interest. Purchaser represents that it is the sole and true party in interest, and no other person or entity has or will have upon the issuance of the Shares beneficial ownership interest in the Shares or any portion thereof, whether direct or indirect (excluding any contractual right to payments based on the value of such Shares), other than the equity holders or beneficiaries of Purchaser or as set forth on Purchaser's Report on Schedule 13D with respect to the Shares.

            7.1 Investment Purpose. Purchaser represents that it is acquiring the Shares for its own account and for investment purposes and not for the account or benefit of any U.S. person or other person or entity or for or with a view to resale or distribution.

            7.2 Knowledge and Experience. Purchaser is experienced in evaluating and making speculative investments, and has the capacity to protect Purchaser's interests in connection with the acquisition of the Shares. Purchaser has such knowledge and experience in financial and business matters in general, and investments in the laser industry in particular, that Purchaser is capable of evaluating the merits and risks of Purchaser's investment in the Company. Purchaser has been informed that an investment in the Company is speculative and has concluded that Purchaser's proposed investment is appropriate in light of its overall investment objectives and financial situation.

            7.3 Disclosure, Access to Information. Purchaser confirms that it has received and thoroughly read and is familiar with and understands this Agreement, and that all documents, records, books and other information pertaining to Purchaser's investment in the Company requested by Purchaser have been made available for inspection and copying and that there are no additional materials or documents that have been requested by Purchaser that have not been made available by the Company. Purchaser further acknowledges that since August 1997, Mr. Anthony Pilaro, a director of the Purchaser, has served as a member of the Board of Directors of the Company. Purchaser further acknowledges that the Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Purchaser has reviewed or received copies of any such reports that have been requested by it. Without limiting the generality of the foregoing, Purchaser acknowledges that it has received and has reviewed copies of the following documents and materials, all of which are incorporated herein by reference:

            (1) Articles of Amendment Adopting Revised Articles of Incorporation of the Company, filed on August 11, 1998 with the Utah Division of Corporations and Commercial Code;

            (2)   Bylaws of the Company, as amended;

            (3) Annual Report on Form 10-KSB for the fiscal years ended March 31, 1997 and 1998;

            (4) Quarterly Reports on Form 10-QSB for the quarters ended June 30, September 30, and December 31, 1997 and for the quarters ended June 30 and September 30, 1998;

            (5) Business Plan of the Company, as delivered to Purchaser on November 15, 1998 (the "Business Plan").

      7.4 Exclusive Reliance on this Agreement. In making the decision to purchase the Shares, Purchaser has relied exclusively upon information included in this Agreement or incorporated herein by reference pursuant to Section 7.4, and not on any other representations, promises or information, whether written or verbal, by any person.

      7.5 Advice of Counsel. Purchaser understands the terms and conditions of this Agreement, has investigated all issues to Purchaser's satisfaction, has consulted with such of Purchaser's own legal counsel or other advisors as Purchaser deems necessary, and is not relying, and has not relied on the Company for an explanation of the terms or conditions of this Agreement or any document or instrument related to the transactions contemplated thereby. Purchaser further acknowledges, understands and agrees that, in arranging for the preparation of this Agreement and all other documents and materials related thereto, the Company has not attempted to procure, and has not procured, legal representation for Purchaser.

      7.6 Accuracy of Representations and Information. All representations made by Purchaser in this Agreement and all documents and instruments related to this Agreement, and all information provided by Purchaser to the Company concerning Purchaser and its financial position is correct and complete in all material respects as of the date hereof. If there is any material change in such information before the actual issuance of the Shares, Purchaser immediately will provide such information to the Company.

      7.7 No Representations. None of the following have ever been represented, guaranteed, or warranted to Purchaser by the Company or any of its employees, agents, representatives or affiliates, or any broker or any other person, expressly or by implication:

                  (1) The approximate or exact length of time that Purchaser will be required to remain as owner of the Shares;

                  (2) The percentage of profit or amount of or type of
            consideration, profit or loss (including tax write-offs or other tax benefits) to be realized, if any, as a result of an investment in the Shares; or

                  (3) Except as may be expressly provided in Section 12, the past performance or experience on the part of the Company or any affiliate or their associates, agents or employees, or of any other person as being indicative of future results of an investment in the Shares.

      7.8 Federal Tax Matters. Purchaser has reviewed and understands the federal income tax aspects of its purchase of the Shares, and has received such advice in this regard as Purchaser deems necessary from qualified sources such as attorneys, tax advisors or accountants, and is not relying on any representative or employee of the Company for such advice.

      7.9 No Brokers or Finders. Purchaser represents that no third person has in any way brought the parties together or been instrumental in the negotiation, execution, or consummation of this Agreement or any instrument, document or agreement related to this Agreement, other than any financial advisor to the Purchaser whose fee or compensation in connection with the matters covered by this Agreement is solely the obligation of the Purchaser. Purchaser agrees to indemnify the Company against any claim by any third person for any commission, brokerage fee, finders fee, or other payment with respect to this Agreement or the transactions contemplated hereby based upon any alleged agreement or understanding between such party and such third person, whether expressed or implied, arising from the actions of such party. The covenants set forth in this Section shall survive the Closing Date and the consummation of the transactions contemplated by this Agreement.

      8. Certain Risk Factors. Purchaser has been informed about and fully understands that there are risks associated with an investment in the Company, including those disclosed in documents incorporated herein by reference pursuant to Section 7.4 of this Agreement.

      9. Manner of Sale. At no time was Purchaser presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising.

      10. Restricted Shares. Purchaser understands and acknowledges that the Shares have not been registered under the Act, or any state securities laws, and that they will be issued in reliance upon certain exemptions from the registration requirements of those laws, and thus cannot be resold unless they are registered under the Act or unless the Company has first received an opinion of competent securities counsel that registration is not required for such resale. Purchaser agrees that it will not resell any Shares unless such resale transaction is in accordance with Regulation S and/or Rule 144 under the Act, pursuant to registration under the Act, or pursuant to an available exemption from registration. With regard to the restrictions on resales of the Shares or any security underlying or into which the Shares are or may be convertible, Purchaser is aware (i) of the limitations and applicability of Securities and Exchange Commission Rule 144, (ii) that the Company will issue stop transfer orders to its stock transfer agent in the event of attempts to improperly transfer any such securities; and (iii) that a restrictive legend will be placed on certificates representing the Shares and any security underlying or into which any of the Shares are or will be convertible, which legend will read substantially as follows:

      THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION OR QUALIFICATION PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND STATE SECURITIES LAWS AND THEREFORE HAVE NOT BEEN REGISTERED UNDER THE ACT OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT COMPLIANCE WITH THE PROVISIONS OF REGULATION S OR, IF APPLICABLE, RULE 144 UNDER THE ACT, COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF THE ACT OR APPLICABLE STATE LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS. THE COMPANY WILL INSTRUCT ITS STOCK TRANSFER AGENT NOT TO RECOGNIZE ANY SALE OF THESE SECURITIES UNLESS SUCH SALE IS MADE PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR THE COMPANY HAS FIRST RECEIVED AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS SECURITIES COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

      11. Indemnification. The Company agrees to indemnify the Purchaser, its officers, employees and agents, and any persons controlling the Purchaser and hold them harmless from and against any and all liability, damage, cost or expense, including attorney's fees, incurred on account or arising out of any inaccuracy or omission in or breach of the declarations, covenants, agreements, representations, and warranties by the Company set forth or incorporated by reference herein.

      12. Representations and Warranties of the Company. The Company hereby represents and warrants to Purchaser as follows:

            12.1 Organization, Standing, Etc. The Company is duly organized, validly existing, and in good standing under the laws of the State of Utah, and has the requisite power and authority to enter into and perform this Agreement and to execute and perform under the documents, instruments and agreements related to this Agreement.

            12.2 Authorization. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all required action of the Company, including any necessary approval by its Board of Directors or shareholders, and each of the Transaction Documents and all instruments and agreements to be delivered in connection therewith constitute its legal, valid and binding obligation, enforceable against the Company in accordance with their respective terms, subject to laws of general application relating to the rights of creditors generally. The qualified directors of the Company have authorized this Agreement and the consummation of the transactions contemplated hereby in accordance with the provisions of Section 16-lOa-852 of the Utah Business Corporation Act. The approval of the shareholders of the Company is not required for the execution or performance of this Agreement under any applicable law or regulation, the rules and policies of the American Stock Exchange, or the Company's Articles of Incorporation or Bylaws.

            12.3 Absence of Conflicts. Neither the execution and delivery of the Transaction Documents or any other agreement or instrument to be delivered to the Purchaser in connection therewith, nor the consummation of the transactions contemplated thereby, by the Company, shall (i) conflict with or result in a breach of or constitute a violation or default under (A) any provision of the Articles of Incorporation or By-laws, each as amended to date, of the Company, or (B) the provision of any indenture, instrument or agreement to which the Company is a party or by which it or any of its properties is bound, or (C) any order, writ, judgment, award, injunction, decree, law, statute, rule or regulation, license or permit applicable to the Company; (ii) result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or constitute a breach of any fiduciary duty owned by the Company to any third party, or (iii) require the approval of any third party pursuant to any material contract, agreement, instrument, relationship or legal obligation to which the Company is subject or to which it or any of its properties, operations or management may be subject.

            12.4 Capitalization. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock par value $.0O1 per share. As of December 7, 1998, 7,697,273 shares of Common Stock were issued and outstanding, and no shares were held in the Company's treasury. All of the outstanding shares of Common Stock are, and the Shares will be, when paid for and issued, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights.

            12.5 Financial Statements. The Company's annual reports on Form 10-KSB for the fiscal years ended March 31, 1997 and 1998 (the "10-K's"), and its quarterly reports on Form l0-QSB for the periods ended June 30, September 30, and December 31, 1997 and June 30 and September 30, 1998 (the "l0-Qs"), and all 8-K's filed by the Company since March 31, 1997 (the "8-K's") and its 1997 and 1998 Annual Proxy Statements, copies of which have been filed with or furnished to the Securities and Exchange Commission, were when filed or furnished, accurate in all material respects and did not include any untrue statement of material fact or omit to state any material fact necessary to make the statements therein not misleading. The financial statements included in the 10-K's and the l0-Qs (the "Financial Statements") present fairly the financial position of the Company at such dates and the results of its operations and cash flows for the periods then ended, in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods covered by such statements.

            12.6 Business Plan. The Business Plan is in all material respects an accurate presentation of the current plans and projections of the management of the Company for the fiscal years ending 1999 through 2003. Subject to the assumptions and other qualifications stated therein, the financial information contained in the Business Plan does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein not misleading, and was prepared on a basis consistent with the accounting principles employed in the preparation of the Financial Statements. All financial assumptions and projections contained in the Business Plan are based on the reasonable belief of management of the Company as of the date of the Business Plan and as of the date hereof.

            12.7 Litigation, Etc. Except as disclosed in the 10-K's, the l0-Q's, the 8-K's, or in the Business Plan, there are no (a) suits, actions or legal, administrative, arbitration or other proceedings or governmental investigations or other controversies pending, or to the knowledge of the Company threatened, or as to which the Company has received any notice, claim or assertion, or (b) obligations or liabilities (other than obligations and liabilities arising in the ordinary course of business subsequent to September 30, 1998), whether accrued, contingent or otherwise, which, in either case (a) or (b) involve a potential cost or liability to the Company which would singly or in the aggregate, materially or adversely affect the financial condition, results of operations, business or prospects of the Company. The Company is not in default with respect to any order, writ, injunction or decree of any court or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign affecting or relating to it which is material to the financial condition, results of operations or business of the Company.

            12.8 Brokers and Finders. Neither the Company nor any person acting on behalf of the Company has employed any broker, agent or finder, or incurred any liability for any brokerage fees, agents' commissions or finders' fees, in connection with the transactions contemplated herein. The Company agrees to indemnify Purchaser, its directors, officers and controlling persons, against any claim by any third person for any commission, brokerage fee, finders fee, or other payment with respect to this Agreement or the transactions contemplated hereby based upon any alleged agreement or understanding between such party and such third person, whether expressed or implied, arising from the actions of such party. The covenants set forth in this Section shall survive the Closing Date and the consummation of the transactions contemplated by this Agreement.

            12.9 Regulatory Compliance. To the best knowledge of the Company, it has operated and is currently operating in compliance in all material respects with all laws, rules, regulations, orders, decrees, licenses or permits applicable to it or to its business. The Company has not received any notice from the FDA or any other governmental agency or authority of any noncompliance by the Company with any law, rule, regulation, order, decree, license or permit applicable to it or its business or properties.

            12.10 Articles of Incorporation and By-laws. The Company has delivered to the Purchaser copies of its Articles of Incorporation and all amendments thereto, which copies are complete and correct. The Company is not in default under or in violation of any provisions of its Articles of Incorporation. The Company's Articles of Incorporation have not been amended since the date of certification thereof and no action has been taken for the purpose of effecting any amendment thereto. The Company has delivered to the Purchaser copies of its By-laws and all amendments thereto, which copies are complete and correct. The Company is not in default under or in violation of any provision of its By-laws.

            12.11 Product Liability. Except as disclosed in the 10-Ks, l0-Qs, 8-Ks or Business Plan, the Company has not received any notice, claim or assertion regarding an actual or alleged liability of the Company with respect to any of its products.

            12.12 OEM Relationships. Except as disclosed to Purchaser prior to Closing, the Company has not received any notice, claim or assertion from or with respect to any OEM counterparty of the Company regarding intention of such OEM party to either discontinue its relationship with the Company or develop or market products in competition with the Company.

            12.13 Patents and Proprietary Rights. Except as disclosed to Purchaser prior to Closing, the Company has no reason to believe that any of its patents or proprietary rights infringes upon or otherwise violates the patents or proprietary rights of any other party.

      Except as disclosed to Purchaser prior to Closing, the Company has not received any notice, claim or assertion that its patents or proprietary rights or products or proposed products infringe upon or otherwise violate the patents or proprietary rights of any other party.

            12.14 Unincorporated Documents or Materials. With respect to any document or other materials received by the Purchaser from the Company or its representatives which are incorporated herein by reference herein, (i) the Company has no reason to believe any of such documents and materials or any projections contained therein contain errors or misstatements or do not adequately describe the transactions contemplated by this Agreement or the status of the development of the Company's technology and products, and (ii) such documents, materials and projections were prepared by the Company and its management in good faith.

            12.15 Information. To the best knowledge of the Company, the information concerning the Company set forth in or incorporated by reference in this Agreement is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

            12.16 The Stock Purchase. The Board of Directors of the Company has made its own determination of the advisability of the Company's entering into this Agreement and has considered all financial and regulatory effects on the Company, including federal tax implications, of the consummation of the transactions contemplated hereby as they deemed necessary or advisable. The Company has not relied on any representations or warranties of Purchaser in connection with such determination other than the representations and warranties of Purchaser contained herein.

      13. Nondisclosure. Except as required by applicable securities laws, rules and regulations, prior to the Closing Date, no press release or other announcement concerning the proposed transactions will be issued except by mutual consent of the parties. This Agreement and all negotiations and discussions between the parties in connection with this Agreement shall be strictly confidential and will not be disclosed in any manner prior to the Closing Date, except to employees and agents of the parties on a need-to-know basis, as required by applicable law or regulations or as otherwise agreed by the parties. After Closing, disclosure shall be at the sole discretion of the Company, provided that Purchaser shall have the opportunity to review such disclosure prior to publication.

      14. Conditions to Closing. Closing of the transactions contemplated by this Agreement shall be contingent upon the satisfaction of the following conditions precedent:

            14.1 Approvals, Waivers, Etc. BriteSmile shall have delivered to Purchaser evidence of all approvals, including waivers and consents, of its board of directors, government or third-parties which may be required for the sale of the Shares, in full force and effect as of the Closing Date.

            14.2 Absence of Litigation. No litigation shall have been threatened or shall be pending challenging the purchase of the Shares contemplated by this Agreement or which could have a material adverse effect on BriteSmile.

            14.3 No Bankruptcy. BriteSmile shall not have filed for bankruptcy protection, the appointment of a trustee or receiver, assignment for the benefit of creditors, nor have taken any other action designed to protect the Company, its property or assets from the rights of creditors; and no other person shall have made any such filing or taken any such action in respect of BriteSmile.

            14.4 No Breach of Agreements. Neither the execution and delivery of the Transactions Documents or any other agreement or instrument to be delivered to the Purchaser in connection therewith, nor the consummation of the transactions contemplated thereby, by the Company, shall have conflicted with or resulted in a breach of or constituted a violation or default under (A) any provision of the Articles of Incorporation or By-laws, each as amended to date, of the Company, or (B) the provision of any indenture, instrument or agreement to which the Company is a party or by which it or any of its properties is bound, or (C) any order, writ, judgment, award, injunction, decree, law, statute, rule or regulation, license or permit applicable to the Company.

            14.5 Representations and Warranties. The representations and warranties of the Company and Purchaser set forth in this Agreement shall be true and correct in all material respects (disregarding, for purposes of such determination of materiality, all qualifications in such representations and warranties regarding "material") as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date).

            14.6 AMEX Additional Listing Application. BriteSmile shall have made all appropriate filings under the rules of the American Stock Exchange and shall have received notification from the AMEX that the Shares have been approved for listing, subject to notice of issuance.

            14.7 BriteSmile Board Approval. The "qualified directors" of BriteSmile (within the meaning of Section 16-10a-850 of the Utah Business Corporation Act) shall have authorized and approved the transactions contemplated by this Agreement pursuant to the laws of the state of Utah.

            14.8 No Shareholder Approval Required. Counsel to BriteSmile shall be satisfied that no approval or authorization of the transactions contemplated by this Agreement by the shareholders of BriteSmile shall be required under or pursuant to the laws of the state of Utah, or the rules and regulations promulgated by the AMEX.

            14.9 Opinions. The Company shall have delivered to the Purchaser an opinion of counsel to the Company that the Shares, when paid for and issued, will be validly issued, fully paid and non-assessable, that the Transaction Documents have been duly authorized and constitute legal and binding obligations of the Company enforceable according to their terms, and that no approval or authorization by the shareholders of BriteSmile shall be required under or pursuant to the laws of the state of Utah.

      15. General Provisions.

            15.1 Attorneys Fees. In the event of a default in the performance of this Agreement or any document or instrument executed in connection with this Agreement, the defaulting party, in addition to all other obligations of performance hereunder, shall pay reasonable attorneys' fees and costs incurred by the non-defaulting party to enforce performance of this Agreement.

            15.2 Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah, including choice of law rules.

            15.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which when so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

            15.4 Entire Agreement. This Agreement, the Registration Rights Agreement, and the Exhibits, Schedules and other attachments referred to herein (all of which are incorporated in this Agreement by reference) collectively set forth the entire agreement between the parties as to the subject matter hereof, supersede any and all prior or contemporaneous agreements or understandings of the parties relating to the subject matter of this Agreement, and may not be amended except by an instrument in writing signed by all of the parties to this Agreement.

            15.5 Expenses. The parties shall be responsible for and shall pay their own costs and expenses, including without limitation attorneys' fees and accountants' fees and expenses, in connection with the conduct of the due diligence inquiry, negotiation, execution and delivery of this Agreement and the instruments, documents and agreements executed in connection with this Agreement. The Company shall bear all expenses in connection with the listing of the Shares on AMEX. Notwithstanding the foregoing, the Company shall pay any stock transfer taxes payable in connection with the issue and sale of the Shares to the Purchaser, and expenses which the Company is obligated to pay under the Registration Rights Agreement with respect to the Shares.

            15.6 Headings. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

            15.7 Notices. All notices or other communications provided for under this Agreement shall be in writing, and mailed, telecopied or delivered by hand delivery or by overnight courier service, to the parties at their respective addresses as indicated below or at such other address as the parties may designate in writing:

                  (1) If to Purchaser:

                              LCO Investments Limited
                              7, New Street
                              Guernsey, Channel Islands

                              With copies to:

                              Michael Yong
                              Cap Advisers Limited
                              36 Fitzwilliam Place
                              Dublin 2, Ireland
                              (Tel. 011-353-1-661-4433)
                              (Fax 011-353-1-661-2456)

                              Craigh Leonard
                              Richards & O'Neil, LLP
                              885 Third Avenue
                              New York, N.Y. 10022-4873
                              (Tel. 212-207-1200)
                              (Fax 212-750-9022)

                              Robert B. Hiden, Jr.
                              Sullivan & Cromwell
                              125 Broad Street
                              New York, N.Y. 10004
                              (Tel. 212-558-3812)
                              (Fax 212-558-4783)

                  (2) If to the Company:

                              BriteSmile, Inc.
                              Airport Business Center
                              200 Diplomat Drive,
                              Bay 204
                              Lester, PA 19113
                              Fax: (610) 362-1130

                              With a copy to:

                              Jeffrey M. Jones, Esq.

                              DURHAM, EVANS, JONES & PINEGAR, P.C.
                              Key Bank Tower, Suite 850
                              50 South Main Street
                              Salt Lake City, Utah 84144
                              Fax: (8O1) 363-1835

      All notices and communications shall be effective as follows: When mailed, upon three (3) business days after deposit in the mail (postage prepaid); when telecopied, upon confirmed transmission of the telecopied notice; when hand delivered, upon delivery; and when sent by overnight courier, the next business day after deposit of the notice with the overnight courier.

            15.8 Severability. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

            15.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors, but shall not be assignable by Purchaser without the prior written consent of the Company provided that Purchaser may assign its rights hereunder and in the Registration Rights Agreement relating to the Shares to one or more affiliates of Purchaser or to one or more charitable foundations in circumstances where such assignees assume all obligations of Purchaser thereunder and any such assignment does not violate the Securities Act of 1933, and provided further that Purchaser may sell or assign any or all of the Shares in accordance with this Agreement and such Registration Rights Agreement.

            15.10 Survival of Representations, Warranties and Covenants Closing. All warranties, representations, indemnities and agreements made in this Agreement by a party hereto shall survive the date of this Agreement, the Closing Date, the consummation of the transactions contemplated by this Agreement, and the issuance by the Company of the Shares.

      IN WITNESS WHEREOF, the parties named below have caused this Agreement to executed, as of the date first above written.

LCO INVESTMENTS LIMITED

BY: /s/ Michael Yong
    -------------------
    Michael Yong

TITLE: Director
       ----------------

DATE: December 7, 1998

ACCEPTED AND AGREED:

BRITESMILE, INC.

BY: /s/ Richard V. Trefz
    --------------------
    Richard V. Trefz
    President

DATE: December 7, 1998

                                                                       Exhibit W

                          JOINT FILING AGREEMENT AMONG
                    LCO INVESTMENTS LIMITED, THE ERSE TRUST,
                   CAP ADVISERS LIMITED and ANTHONY M. PILARO

            AGREEMENT, dated as of December 10, 1998, among LCO Investments Limited, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

                              W I T N E S S E T H:

            WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one Statement and any amendments thereto need be filed whenever two or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of them.

            NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

            LCO Investments Limited, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro do hereby agree, in accordance with Rule 13d-1(k) under the Act, to file an Amendment No. 6 to Schedule 13D relating to their ownership of the Common Stock of BriteSmile, Inc., and do hereby further agree that said Amendment shall be filed on behalf of each of them.

                                           LCO INVESTMENTS LIMITED

                                           By /s/ Craigh Leonard
                                              ----------------------------------
                                              Craigh Leonard, Attorney-in-Fact


                                           THE ERSE TRUST

                                           By /s/ Craigh Leonard
                                              ----------------------------------
                                              Craigh Leonard, Attorney-in-Fact


                                           CAP ADVISERS LIMITED

                                           By /s/ Craigh Leonard
                                              ----------------------------------
                                              Craigh Leonard, Attorney-in-Fact


                                           /s/ Craigh Leonard
                                           ----------------------------------
                                           Anthony M. Pilaro, by
                                             Craigh Leonard, Attorney-in-Fact

                                                                       EXHIBIT X

                                 UNITS AGREEMENT

                                                As of __________, 1998

Unit Holder

            Re: LCO Investments Limited Incentive Compensation Plan

Dear Unit Holder:

            We refer to the LCO Investments Limited Incentive Compensation Plan dated as of May 11, 1998 attached as Exhibit A hereto (the "Plan"). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning given such terms in the Plan.

            LCO Investments Limited (the "Company") and the undersigned person (the "Unit Holder") hereby agree as follows:

            1. Units Agreement. This Units Agreement constitutes the "Units Agreement" referred to in Section 2(b) of the Plan.

            2. Grant. The Company hereby grants to the Unit Holder [_____] Units under the Plan.

            3. Termination. The Company and the Unit Holder agree that in addition to the definition of "Termination" contained in the Plan, the term "Termination" shall mean, as to the Unit Holder, the termination for any reason whatsoever of the Employment Agreement dated ___________, 1998 between the Unit Holder and Ion Laser Technology, Inc.

            4. Acknowledgements. The Unit Holder acknowledges and agrees that the Units granted hereby are governed by and subject to the terms and conditions of the Plan.

            5. Non-Transferable. The Units are not transferable, in whole or in part, by the Unit Holder other than by will or by the laws of descent and distribution. The Unit Holder agrees not to transfer, assign, pledge, hypothecate, pledge or otherwise encumber or dispose of the Units granted by this Units Agreement without the consent of the Company.

            6. Counterparts. This Units Agreement may be executed in one or more original or facsimile counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned parties have executed this Units


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Agreement as of the date first written above.

                                           LCO INVESTMENTS LIMITED


                                           By:____________________________
                                               Name:
                                               Title:


                                              ____________________________


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                                                          Exhibit A TO EXHIBIT X

                             LCO INVESTMENTS LIMITED
                           INCENTIVE COMPENSATION PLAN
                               AS OF MAY 11, 1998

      1. Purpose. LCO Investments Limited (the "Company") was on May 5, 1998 the largest stockholder of Ion Laser Technology, Inc., a Utah corporation ("ILT"). The purpose of this Incentive Compensation Plan (the "Plan") is to provide a means by which certain employees of, consultants to and other persons having key business relations with ILT (such employees, consultants and other persons being hereinafter referred to individually as a "Key Person" and collectively as "Key Persons"), may be given an opportunity to benefit from the appreciation in the value of the Company's present equity holdings in ILT through the issuance of incentive compensation units ("Units") whose value, as described below, is based on the increase in value of the Company's present equity holdings in ILT. The Plan is intended to advance the interests of the Company by encouraging long-term employment with and diligent service to ILT on the part of the Key Persons, by enabling ILT to retain their services and by providing such Key Persons with an incentive to advance the success of ILT.

      2. General Terms and Conditions of Rights; Definitions.

            (a) General Terms. The Company may grant Units to one or more Key Persons from time to time pursuant to the Plan. The selection of Key Persons to whom Units are granted and the maximum number of Units that may be granted under this Plan shall be made by the Company in its sole discretion.

            (b) Units Agreements. Units that have been granted shall be evidenced by written agreements (each a "Units Agreement") between the Company and each Key Person.

            (c) No Affect on Employment. Nothing in this Plan or a Unit or Units Agreement issued hereunder shall govern the rights and duties relating to employment or other services between the holder of any Units and the Company or ILT. Neither this Plan, nor any grant of Units pursuant thereto, shall constitute an employment or other form of service or supply agreement among such parties or establish a right of continued employment or a continued relationship with the Company or ILT and the holder of any Unit.

      3. Definitions. In this Section 3, the following words shall have the following meanings unless the context otherwise requires:

      (a) The "Scheduled ILT Shares" means those 2,507,223 shares in ILT held as at May 5, 1998 by the Company including any further ILT shares allotted to the Company in respect of such 2,507,223 shares on any capitalization issue or stock dividend of ILT.

      (b) The "Scheduled ILT Options" means those options to purchase


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

1,173,334 shares of ILT held as at May 5, 1998 by the Company including any further ILT options allocated to the Company in respect of such options to purchase 1,173,334 shares on any recapitalization or similar event of ILT.

      (c) "ILT Option Shares" means any shares of ILT issued upon exercise by the Company or any designated entity of Scheduled ILT Options.

      (d) "Appreciation" means, (i) in respect of any Scheduled ILT Share or ILT Option Share, twenty percent (20%) of any increase in value thereof above a per share price of $4.75; and (ii) in respect of any Scheduled ILT Options, twenty percent (20%) of any increase in value thereof assuming that the exercise price of such Option were $4.75 as opposed to the actual exercise price thereof.

      (e) "Incentive Amount" means the sum of (i) the Appreciation of a Scheduled ILT Share multiplied by the number of the Scheduled ILT Shares in respect of which Incentive Amount is being calculated plus (ii) the Appreciation of a Scheduled ILT Option multiplied by the number of Scheduled ILT Options in respect of which the Incentive Amount is being calculated plus (iii) the Appreciation of an ILT Option Share multiplied by the number of ILT Option Shares in respect of which the Incentive Amount is being calculated.

      (f) "Key Person's Pro Rata Share" means the percentage obtained by dividing (x) the number of outstanding Units held by the relevant Key Person by
(y) the Number of All Units.

      (g) "Number of All Units" shall mean the greater of (x) 1,000 or (y) the aggregate number of Units that have been granted to all Key Persons at any time under the Plan.

      (h) "Sale" of any Scheduled ILT Share, Scheduled ILT Option or ILT Option Share means a disposal for cash or securities that are freely tradable by the Company (e.g., securities that are not subject to restrictions under Rules 144 or 145 of the Securities Act of 1933), except an exercise of an ILT Option shall not be deemed a sale thereof, and "sold" shall be construed accordingly.

      (i) "Termination" means, as to any Key Person, Termination as such term is defined in such Key Person's Units Agreement and also, and in the alternative, the termination of all such Key Person's affiliations to ILT as an employee, consultant or otherwise. A person's continuing status as a stockholder of ILT or as a holder of Units shall not affect whether or not Termination shall have occurred. In the case of any dispute, the good faith determination by the Company that Termination has occurred as to a Key Person shall be determinative as to such Key Person.

      (j) "Termination Date" means, as to any Key Person, the effective date of such Key Person's Termination.

      4. Incentive Scheme.

      (a) If at any time prior to a Key Person's Termination all or any of the Scheduled ILT Shares, Scheduled ILT Options or ILT Option Shares are sold, each such Key


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Person shall be entitled to receive from the Company and be paid within 15 days of such sale such Key Person's Pro Rata Share of the Incentive Amount calculated in respect of those Scheduled ILT Shares, Scheduled ILT Options or ILT Option Shares so sold. Except as may be provided in any Units Agreement the right to receive a Key Person's Pro Rata Share of the Incentive Amount with respect to Scheduled ILT Shares, Scheduled ILT Option and ILT Option Shares sold prior to Termination shall be fully vested on the date such Key Person enters into his or her Units Agreement.

      (b) If on Key Person's Termination all or any Scheduled ILT Shares, Scheduled ILT Options or ILT Option Shares remain unsold, the Incentive Amount shall be calculated in respect of such Scheduled ILT Shares, Scheduled ILT Options or ILT Option Shares and each Key Person shall be entitled to receive from the Company (payable as provided below) an amount (the "Relevant Amount") calculated as follows and which shall vest on Termination:

            (i) 20% of such Key Person's Pro Rata Share of such Incentive Amount if Termination occurs between May 5, 1998 and April 30, 1999 inclusive; or

            (ii) 40% of such Key Person's Pro Rata Share of such Incentive Amount if Termination occurs between May 1, 1999 and April 30, 2000 inclusive; or

            (iii) 60% of such Key Person's Pro Rata Share of such Incentive Amount if Termination occurs between May 1, 2000 and April 30, 2001 inclusive; or

            (iv) 80% of such Key Person's Pro Rata Share of such Incentive Amount if Termination occurs between May 1, 2000 and April 30, 2002 inclusive; or

            (v) 100% of such Key Person's Pro Rata Share of such Incentive Amount if Termination occurs after May 1, 2002.

      (c) The Relevant Amount payable with respect to Scheduled ILT Shares or ILT Option Shares shall be payable to a Key Person within 180 days of such Key Person's Termination either in cash or, at the Company's option, as to the whole or any part (as determined by the Company) of the Relevant Amount, by the Company transferring or causing to be transferred to such Key Person such number of Scheduled ILT Shares or ILT Option Shares as had a value as at such Key Person's Termination Date equal to the whole or such part of such Key Person's entitlement to the Relevant Amount due to the Key Person on account of Scheduled ILT Shares or ILT Option Shares.

      (d) The Relevant Amount payable with respect to Scheduled ILT Options shall be payable to a Key Person within 180 days of the exercise or sale by the Company after such Key Person's Termination of any Scheduled ILT Options (and only if any Scheduled ILT Options are so exercised or sold) either in cash or, at the Company's option, as to the whole or any part (as determined by the Company) of the Relevant Amount, by the Company transferring or causing to be transferred to the Key Person such number of Schedule ILT Shares or ILT


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Option Shares as had a value at such Key Person's Termination Date equal to the whole or such part of the Relevant Amount due to the Key Person on account of Scheduled ILT Options.

      (e) For the purpose of this Section 4, the value of a Scheduled ILT Share, Scheduled ILT Option or ILT Option Share shall be the average of the closing sale prices of shares of ILT for the actual number of trading days during the 30-day period preceding the applicable Termination Date, as such prices appear in the Wall Street Journal or similar publication or screen service or, if ILT shares cease to be publicly traded, shall be determined in such manner as the parties may agree or failing agreement as may be fixed by the Company's auditors acting as experts, not arbitrators, whose decision shall be final and binding on the parties and whose costs and expenses shall be borne equally by the Company and the applicable Key Persons.

      (f) Notwithstanding the foregoing, the Relevant Amount shall not be payable to any Key Person in the event that such Key Person's affiliation with ILT is terminated for cause.

      (g) In no event will the aggregate amount payable by the Company to all Key Persons under this Plan exceed an amount equal to the Appreciation.

      5. Amendment. The terms of this Plan may be amended with the written consent of the Company and holders of at least 50% of the then outstanding Units. Any such amendment shall be binding on all Key Persons. The Company and any individual Key Person may amend such person's Units Agreement and the application of this Plan to such person by a written agreement between the Company and such person.


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